Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

EARNINGS TO FIXED CHARGES	2013	2012	2011	2010	2009
Earnings before tax,	$2,372.6	$2,973.5	$3,448.7	$2,430.8	$1,404.4
Fixed charges
Interest expense	265.6	201.8	192.3	167.9	99.8
(Gain) loss on debt prepayment	—	—	1.4	—	—
Total fixed charges	265.6	201.8	193.7	167.9	99.8

Earning plus fixed charges	$2,638.2	$3,175.3	$3,642.4	$2,598.7	$1,504.2

Earnings to fixed charges	9.9	15.7	18.8	15.5	15.1

NET DEBT TO NET CAPITALIZATION	2013	2012	2011	2010	2009
Total debt	$4,204.9	$4,213.9	$2,745.7	$2,760.4	$1,280.2
Cash and cash equivalent balance	(1,672.7)	(2,459.5)	(848.1)	(2,192.7)	(772.3)
Net debt	2,532.2	1,754.4	1,897.6	567.7	507.9

Net capitalization
Net debt	2,532.2	1,754.4	1,897.6	567.7	507.9
Equity	5,561.8	4,789.1	4,036.3	3,910.4	3,893.7
Net capitalization	$8,094.0	$6,543.5	$5,933.9	$4,478.1	$4,401.6

Net debt/net capitalization (*)	31.3%	26.8%	32.0%	12.7%	11.5%

(*) Represents net debt divided by net capitalization